EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
(In thousands, except per share data)	2007	2006
Basic Numerator:
Income before discontinued operations	$99,213	$97,063
Income (loss) from discontinued operations, net	3,009	(249)

Net income	$102,222	$96,814

Diluted Numerator:
Numerator for income before discontinued operations — diluted	$99,213	$97,063
Numerator for discontinued operations, net — diluted	3,009	(249)

Net income — diluted	$102,222	$96,814

Denominator:
Weighted average common shares — basic	493,843	518,139

Effect of dilutive securities:
Stock options and restricted stock	1,025	677

Denominator for net income per common share - diluted	494,868	518,816

Net income (loss) per common share:
Income before discontinued operations — basic	$.20	$.19
Loss from discontinued operations, net — basic	.01	(.00)

Basic	$.21	$.19

Income before discontinued operations — diluted	$.20	$.19
Loss from discontinued operations, net — diluted	.01	(.00)

Diluted	$.21	$.19